UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C 20549


SCHEDULE 13D

Under the Securities Exchange Act of 1934


ImClone Systems Incorporated
(Name of Issuer)


Common Stock, $.001 par value per share
(Title of Class of Securities)


452 45W 109
(CUSIP Number)

Mr. Samuel D. Waksal, ImClone Systems Incorporated
180 Varick Street, New York, New York 10014
(212) 645-1405
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


June 3, 1996
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).

Check the following box if a fee is being paid with the statement( ).
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 452 45W 109
	1)	Names of Reporting Persons S.S. or I.R.S. Identification
Nos. of 		Above Persons
		Samuel D. Waksal, ###-##-####
	2)	Check the Appropriate Box if a Member of a Group (see
		Instructions)
		(a)
		(b)
	3)	SEC Use Only
	4)	Source of Funds (See Instructions) None
	5)	Check if Disclosure of Legal Proceedings is Required
Pursuant to 		Items 2(d) or 2(e)
	6)	Citizenship or Place of Organization    U.S.A.
Number of	(7) Sole Voting Power        997,197
Shares Bene- 	(8) Shared Voting Power
ficially	(9) Sole Dispositive Power        997,197
Owned by	(10) Shared Dispositive Power
Each Reporting
Person With
	11)	Aggregate Amount Beneficially Owned by Each Reporting Person
                 997,197
	12)	Check if the Aggregate Amount in Row (11) Excluded Certain
Shares 		(See Instruction)
	13)	Percent of Class Represented by Amount in Row (11)
5.1%
	14)	Type of Reporting Person (See Instructions)   IN


Item 1.	Security and Issuer.

		This statement relates to the Common Stock, $.001 par value ("Common Stock"), of IMCLONE SYSTEMS INCORPORATED (the "Issuer"). The Issuer's principal executive offices are located at 180 Varick Street, New York, New York 10014.

Item 2.	Identity and Background.

		(a)	The name of the person filing this statement is Mr.
Samuel D. Waksal ("Mr. Waksal").

		(b)	Mr. Waksal's business address is 180 Varick Street,
New York, New York 10014.

		(c)	Mr. Waksal's principal occupation is President and
Chief Executive Officer of the Issuer.

		(d)	During the last five years, Mr. Waksal has not been
convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

		(e)	During the last five years, Mr. Waksal has not been a
party to a civil proceeding of a judicial or administrative body of competent jurisdiction the result of which was to subject Mr. Waksal to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

		(f)	Mr. Waksal is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

		This statement is being filed by Mr. Waksal in connection with the granting by the Issuer to Mr. Waksal of a warrant entitling Mr. Waksal to purchase 350,000 shares of Common Stock on and after August 1, 1996. The warrant was approved by the Board of Directors of the Issuer on December 12, 1995, subject to approval by the stockholders of the Issuer. On June 3, 1996, the warrant was approved by the stockholders of the Issuer.

Item 4.	Purpose of Transaction.

Not applicable

Item 5.	Interest in Securities of the Issuer.

	(a)	The aggregate number of shares of Common stock
beneficially owned by Mr. Waksal is 997,197, which represents approximately 5.1% of the outstanding shares of Common Stock as of June 3, 1996. This includes 783,305 shares of Common Stock which Mr. Waksal may acquire pursuant to warrants.

	(b)	Mr. Waksal has the sole power to vote or to direct the
vote and the sole power to dispose or to direct the disposition of all outstanding shares of Common Stock beneficially owned by him.

	(c)	On May 3, 1996, Mr. Waksal acquired 17,692 Shares of
Common Stock through the exercise of warrants;

		On May 14, 1996, Mr. Waksal acquired 50,000 Shares of Common Stock through the exercise of warrants;

		On May 31, 1996, Mr. Waksal acquired 30,000 Shares of Common Stock through the exercise of warrants;

		On June 3, 1996, Mr. Waksal acquired 20,000 Shares of Common Stock through the exercise of warrants;

	(d)	No other person is known to have the right to receive
or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by Mr. Waksal.

Item 6.	Contracts, Arrangements, Understandings or Relationships
with Respect to Securities of the Issuer.

		There exist no contracts, arrangements, understandings or relationships between Mr. Waksal and any other person with respect to the securities of the Company, except as follows:

		Of the shares of Common Stock reported as beneficially owned by Mr. Waksal, 783,305 shares of Common Stock are shares which Mr.
Waksal has the right to acquire upon exercise of warrants granted by the Issuer to Mr. Waksal. Mr. Waksal's right to acquire such shares is governed by such warrants.

Item 7.	Material to be Filed as Exhibits

EXHIBIT A - Form of Warrant, dated December 12, 1995, issued by the Issuer to Mr. Waksal.

SIGNATURE

		After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



				 SAMUEL D. WAKSAL
				 Samuel D. Waksal


Dated:  June 4, 1996